Filed by Zimmer Holdings, Inc.
Commission File No.001-16407
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Centerpulse AG
Commission File No.001-14654

On June 6, 2003 the following article was made available on the website of Zimmer Holdings, Inc.

BUSINESS WEEK
JUNE 9, 2003
SPECIAL REPORT — HOT GROWTH COMPANIES

Zimmer: Growing Older Gracefully
As more baby boomers need hip replacements, the company’s joints will be hot sellers

Zimmer Holdings Inc. owes its industry-leading performance to a lineup of hot-selling products and an outsider CEO who brought with him a knack for marketing. But what may keep Zimmer on the fast track is something that began more than 50 years ago: the baby boom.

That’s because Zimmer makes artificial joints, something many of these middle-aged folks will soon need. On average, people are 67 years old when their knees or hips give out and they get a replacement. But that age has been drifting lower as implant surgery becomes more common. Meanwhile, the oldest members of the post-World War I1 generation are now turning 57. So within the next decade — and on till at least 2025 — Zimmer’s potential market will be swelled by the biggest generation in American history. It’s simple math,” says J. Raymond Elliott, Zimmer’s chairman and chief executive. “Our best years are still in front of us.’’

The past three years haven’t been so bad, either. Zimmer’s sales rose by 14% per year, on average, to $1.4 billion, while profits climbed 16% a year, to $283.4 million. That pushed the Warsaw (Ind.) company to No. 26 on the Hot Growth ranking. With surgeons and patients willing to pay $5,000 or more for top-quality replacement joints, Zimmers gross margin is 75%. That helped boost its average return on invested capital over the past three years to 63.6% — the best in this year’s class.

Elliott isn’t banking on demographics alone for growth. By pumping up research and development, Zimmer is introducing 10 times as many products as it did a decade ago. One big hit: a premium-priced hip that should last 20 years, twice the life span of previous prostheses. Zimmer also just opened its own teaching institute to train surgeons in new implant techniques — while also marketing its catalog and services to them. Then, on May 20, Elliott made a hostile bid valued at $3.1 billion in cash and stock for Centerpulse, which would get Zimmer into the spinal-products market, the fastest growing segment in orthopedics.

Spun off in July, 2001, from ailing pharmaceutical giant Bristol-Myers Squibb Co., Zimmer has the financial muscle to go shopping. Cash flow has been so strong that the company says it could pay down any takeover debt from a Centerpulse deal by 2006. And with the share price up 62% since it went public, Zimmer has an outsize market cap of $9.1 billion. Suey S. Wong of Robert W. Baird & Co. in Milwaukee predicts Zimmer’s 2003 net income will surge 26%, to $325 million, with sales climbing 16%, to $1.6 billion, excluding Centerpulse.

Zimmer owes its Hot Growth status to Elliott. The 53-year-old Ontario native started with American Hospital Supply Corp. and over 15 years worked his way up from sales and marketing to become president of its Far East operations, based in Tokyo. In 1986, he returned to Canada, where his work included a gig with brewer John Labatt Ltd. He then came back to the U.S. and did a series of turnarounds through his own mergers-and-acquisitions firm before Bristol-Myers recruited him in 1997 to revive its prosthesis unit.

Elliott remembers telling his new bosses they had two options: build Zimmer into a core business through acquisitions or cut it loose. Either way, Bristol-Myers had to stop diverting Zimmer’s plentiful cash into its pharmaceutical operations. Bristol chose to divest. By then, Zimmer was beginning to take market share from its big rivals, Stryker, Biomet, and Johnson & Johnson’s DePuy subsidiary. Elliott’s timing was fortunate, as Bristol was beginning its slow and painful decline. “Elliott talks a big game,” notes analyst Gregory J. Simpson of A.G. Edwards & Sons Inc. in St. Louis. “But he not only puts up; he exceeds his numbers.”

Zimmer’s latest endeavor — minimally invasive surgery — should help the company maintain its growth pace. At places like Rush-Presbyterian-St. Luke’s Medical Center in Chicago, surgeons working with Zimmer now replace hips on an outpatient basis, avoiding hospital stays. That, along with Zimmer’s longer-lasting joints, could persuade more people to get an implant — while lowering the tab for health insurers.

Zimmer has proved itself in the short run. Now it looks as if the company has legs for the long haul, too.

By Michael Arndt in Chicago

SAFE HARBOR STATEMENT

This press release contains forward-looking statements within safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer’s financial and business performance following the proposed acquisitions should be qualified by the limited due diligence Zimmer has performed on Centerpulse and the absence of due diligence on InCentive Capital, a significant shareholder of Centerpulse. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the proposed exchange offers for shares of Centerpulse AG and InCentive Capital AG. Investors and security holders should note that the proposed exchange offers described in this press release have not been agreed to by Centerpulse or InCentive Capital and are subject to certain conditions. In connection with the proposed exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a preliminary prospectus/offer to purchase) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and will submit Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

ABOUT ZIMMER HOLDINGS, INC.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body’s natural healing process. Zimmer manufactures and markets other products related to orthopaedic and general surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.